April 27, 2009

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

Re: WellPoint, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed February 19, 2009
      Form 10-Q for the Quarterly Period Ended March 31, 2009
      Filed April 22, 2009
      File Number: 001-16751

Dear Mr. DeVeydt:

       We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 3- Legal Proceedings, page 37

1.   In this Item, please describe in detail the litigation between yourself and the
        Internal Revenue Service (IRS) that you note on page 5 and on page 70 of your
        filing. Referring you to the instructions to Item 103 of Regulation S-K, a

registrant is required to describe any pending legal proceedings involving governmental authorities, including the name of the relevant court or agency, the date instituted, the parties, the factual basis of the proceedings and the relief sought. If you believe this litigation is not material, please provide a comprehensive analysis of the facts and circumstances relevant to your conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Goodwill and Other Intangible Assets, page 71

2.   Please revise your disclosure to clarify the weight that was given to both the income approach and the market value approach used to calculate fair value and the basis for the weighting. Please disclose whether and, if so, the nature and extent that the assumptions and methodologies used for valuing goodwill and indefinite lived intangible assets have changed since the prior year.

Investments, page 72

3.   Please revise your disclosure to separately disclose the amount of gross unrealized losses that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented.

4.   Please clarify the criteria you used for determining that a security is not actively traded.

5.   Please clarify the number of quotes or prices obtained per instrument from pricing services.

6.   Please revise your disclosure to clarify whether, and if so, how and why, you adjusted quotes or prices you obtained from the third party pricing services.

7.   Please revise your disclosure to include a quantified and narrative discussion of the impact that reasonably likely changes in the key inputs used in the valuation methodologies to estimate fair value would have on the financial statements at December 31, 2008. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discuss how you developed the inputs you used in determining the range.

Contractual Obligation Table, page 82

8.   Please clarify where your pension benefits have been included in the contractual obligation table.

3. Investments, page 101

9.   Please disclose the composition of the assets underlying your mortgage-backed securities by type (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance, as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

3. Fair Value, page 106

10.   For the securities that were transferred to Level III during 2008, please disclose the specific inputs that became unobservable.

10. Retirement Benefits, page 120

11.   Please provide us a detailed analysis as to why the expected rate of returns for pension and other benefits is appropriate.

Form 10-Q for the quarterly period ended March 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

III. Significant Transactions
Suspension by The Centers for Medicare and Medicaid Services, page 23

12.   Please revise your disclosure to explain the deficiencies that resulted in the decision of CMS to suspend the company from marketing to and enrolling new patients in the Medicare Advantage and Medicare Part D prescription drug plans. Please disclose the expected effects of the suspension on financial position and results of operations.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant